Exhibit 99.5

FOR IMMEDIATE RELEASE	Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Named Best Anti-Money Laundering Compliance Solution Provider
For The Second Year in a Row in 2015 Waters Magazine Rankings Awards

NICE Actimize’s award was a direct result of voting by readers of the publication

NEW YORK – July 20, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that it was ranked as the Best Anti-Money Laundering Compliance Solution provider in Waters Magazine’s 2015 Rankings program, for the second year in a row, selected through a voting process conducted with the publication’s readers. In its thirteenth year, this year’s Waters Rankings awards competition consisted of a total of 30 award categories.

“Once again, NICE Actimize was honored to be supported by the industry it serves,” according to Anthony Malakian, U.S. Editor, Waters Magazine. “We had a record number of entries this year, and the standard was incredibly high. The votes from our publication’s readers, who are from the leading buy-side and sell-side financial institutions, are a real achievement for our top-ranked companies.”

NICE Actimize anti-money laundering compliance solutions provide a common framework for full-lifecycle detection, investigation and reporting of financial crime. Each of NICE Actimize’s anti-money laundering solutions is designed to support a company’s larger enterprise financial crime prevention strategy with a shared technology platform. The solutions are sold in more than 35 countries around the world.

“We thank the readers of Waters Magazine for coming back and demonstrating their confidence in our anti-money laundering technology and services,” said Joe Friscia, president, NICE Actimize. “This prestigious award, made even more valuable to us by the fact that it was a direct result of voting by readers of the publication, is continued evidence of the success of our solutions.”

NICE Actimize recently launched its new Actimize Customer Due Diligence (“CDD”) Suite, the first enterprise-ready, out-of-the-box solution that addresses “branch to bank” customer risk, while managing requirements for due diligence and entity monitoring regulations. The Actimize CDD Suite seamlessly integrates with third party data sources via Alacra and proactively monitors breaking news with “always on” risk assessment to provide continually updated customer risk profiles and enriched investigations.

The Actimize Anti-Money Laundering Solutions Suite consists of Suspicious Activity Monitoring, Customer Due Diligence, CTR Processing and Automation, and WatchList Filtering, as well as the capability to address new FATCA legislation.

About Waters
Each month, Waters reports and analyzes the business reasons for and practical implementation of financial technology in the capital markets and securities industry. Since its launch in 1993, securities industry professionals worldwide have relied on the magazine for its focused, in-depth coverage surrounding the confluence of business and technology in market data, trading & risk technology and infrastructure as well as the human issues of talent management, staff retention and compensation within the financial services community. With more than 10,100 subscribers around the world, Waters' readers enjoy the insights of CIOs and CTOs from the global markets. The magazine also releases the electronic newsletter, WatersNews, each Tuesday to more than 14,000 industry professionals and it sponsors conferences in New York, London, and Singapore plus briefings and training courses in many of the world's financial centers. For more information, visit www.watersonline.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.